20013124

UNITED STATES
"URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-297470

Public Copy

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ST Invest LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

9901 1H 10 W. Suite 8035
(No. and Street)

San Antonio	Texas	78230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott P. Tarra — (949) 338-8192
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
MAR 06 2020
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Ave.	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OATH OR AFFIRMATION

I, Scott P. Tarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ST Invest LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Mecklenburg
Sworn to and Subscribed before me
on March 05 2020
by Scott P. Tarra
Brayan Loor
Notary Public - Comm. Exp. June 19 2021

Notary Public

Signature

PFO/POO

Title

BRAYAN LOOR NOTARY PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and members of ST Invest LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ST Invest LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has suffered losses from operations and cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 2, 2020

We have served as the Company's auditor since 2019.

ST Invest LLC

FINANCIAL STATEMENT

As of December 31, 2019

ST Invest LLC
FINANCIAL STATEMENT
As of December 31, 2019

TABLE OF CONTENTS

ST Invest LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS		
Cash	$	163,532
Deposits with and receivables from Broker & Dealers		100,000
Other Assets		3,644
TOTAL ASSETS	$	267,176
LIABILITIES		
LIABILITIES		
Accrued expenses and other liabilities		40,983
TOTAL LIABILITIES		40,983
Commitments and Contingencies (See Note 7)		
MEMBER'S EQUITY		
Member's Equity		226,193
TOTAL MEMBER'S EQUITY		226,193
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	267,176

(The accompanying notes are an integral part of this financial statement)

NOTE 1 - Organization

ST Invest LLC (the "Company") is a New York Limited Liability Company formed on May 9, 2018. The Company became a registered broker-dealer under the Securities Exchange Act of 1934, on February 28, 2019. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) broker or dealer retailing corporate equity securities over-the-counter; (2) non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Stocktwits, Inc. ("Parent").

NOTE 2 - Summary of Significant Accounting Policies

Basis of preparation – Going concern
Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40), which requires management to assess the ability of the Company to continue as a going concern for one year after the date the financial statement is issued. Under ASC 205-40, management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company's ability to meet its future financial obligations as they become due within one year after the date that the financial statement is issued. As required by this standard, management's evaluation shall initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statement is issued.

The Company is subject to a number of risks similar to those of other early stage fintech consumer technology companies, including our dependence on key individuals, uncertainty of product development and generation of revenues and positive cash flow, dependence on outside sources of capital, risks associated with research, development, testing, and competition against well-funded competitors. The attainment of profitable operations is dependent on future events, including obtaining adequate financing to support the Company's growth and operating activities and generating a level of revenues adequate to support the cost structure.

The Company has experienced net losses and has cash outflows from cash used in operating activities since its incorporation. In 2019 the Company had net losses of $3.1 million and net cash used in operating activities of $0.6 million. The Company expects to continue to incur net losses and have cash outflows for at least the next 12 months. The Company is dependent on its parent company to support its financing needs. The parent company itself is currently experiencing losses and negative operating cash flow, and expects to continue to have net cash outflows for the next 12 months.

Management has evaluated the significance of the conditions described above in relation to the Company's ability to meet its obligations and concluded that, without additional funding or giving consideration to potential mitigating plans, the conditions raise substantial doubt about the Company's ability to meet its obligations within one year from the date the financial statement was issued. Management continues to closely monitor liquidity and has plans to address the Company's ability to meet its future obligations through a combination of one or more of the following actions.

Management is in the process of reducing the Company's expenses, especially as they relate to the headcount for new product development, R&D and support. Management expects to implement cost reductions of at least $2 million on an annualized basis through headcount reductions, associated costs savings and other efficiency improvements. These cost cutting measures are not expected to have a material impact on the Company's ability to continue to maintain existing revenue, but will slow down the Company's product roadmap for new revenue sources. Management will continue to seek additional equity investments for the parent company from investors and strategic partners in our industry. During the year ended December 31, 2019, the parent company was able to raise $2.7 million of additional equity through the issuance of preferred stock and warrants.

While management will look to continue funding operations by reducing expenses and raising additional capital at the parent company, there is no assurance that management's plans will be successful.

The accompanying financial statement is prepared on a standalone single-entity basis and have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statement does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates as provided per monthly percentage allocations as reflected on the Company's Expense Sharing Agreement with its Parent.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents including any balance held in money market accounts.

NOTE 3 - Related Party Transactions

The Company has entered into an expense sharing agreement with Stocktwits, Inc. ("Stocktwits"), its parent company, effective February 27, 2019.

NOTE 4 - Operating Lease

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 31, 2019 no agreements or arrangements existed that met the criteria to be classified as a lease under the adopted guidance.

NOTE 5 - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2019, certain financial instruments on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, deposits with and receivables from Brokers and Dealers, and accrued expenses and other liabilities and are placed in Level 2 of the fair value hierarchy measured at what the Company approximates to be their fair value. There are no Level 3 financial instruments, nor transfers between levels during the year.

NOTE 6 - Net Capital Requirement

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,123 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2019, the Company had net capital of $222,549 which was $217,426 in excess of its required net capital of $5,123; and the Company's ratio of aggregate indebtedness ($40,983) to net capital ratio was 0.18 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - Commitments and Contingencies

The Company has no commitments or contingent liabilities as December 31, 2019.

NOTE 8 - Income taxes

The Company is a wholly owned, disregarded entity of Stocktwits, a corporation. The Company has not elected to be treated as a corporation for tax purposes. The tax obligations of the Company are passed through to its owner and are not the responsibility of the single member LLC. Because the potential provision is not expected to have a material impact on the reported financials, and because the Company has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from parent), and no tax sharing agreement with Parent is in place, management is making a policy decision to not be providing for an income tax provision on the financials for the period ended December 31, 2019.

NOTE 9 - Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has reviewed the results of operations for the period of time from its year end December 31, 2019 through March 2, 2020, the date the financial statement was available to be issued. Subsequent to year end December 31, 2019, the parent Company contributed $71,000 in cash contributions and $382,693 in non-cash capital contributions.